
05001769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PNM Resources, Inc.
Exact name of registrant as specified in charter

0001108426
Registrant CIK Number

Form U5B
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

~~333-32170~~ 30-366
SEC file number, if available

PROCESSED
FEB 02 2005 E
THOMSON FINANCIAL

Name of Person Filing the Document
(If other than the Registrant)


SEC MAIL PROCESSING
RECEIVED
WASH, D.C. 170 SECTION

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, State of NM January 27, 20 05.

PNM Resources, Inc.
(Registrant)

By: Thomas G. Sategna
(Name and Title)
VP & Corporate Controller

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on January 27, 20 05, that the information set forth in this statement is true and complete.

By: Thomas G. Sategna
(Name)
VP + Corporate Controller
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PNM Resources, Inc.
Form U5B

Index of Exhibits Provided Under Cover of Form SE

1. Exhibit E-1. Map of PNM retail service area.

2. Exhibit F-1: PNM Resources, Inc. 2003 Annual Report to Shareholders.

3. Exhibit G-1. FERC Form 1: Annual Report of Major Electric Utilities for the year ended December 31, 2003.

4. Exhibit G-2. FERC Form 2: Annual Report of Major Natural Gas Companies for the year ended December 31, 2003.

5. Exhibit G-3. Public Service Company of New Mexico Annual Report to the New Mexico Public Regulation Commission for the year ended December 31, 2003.

Exhibit E-1

Farmington
San Juan
Rio Arriba
Taos
Colfax
Raton
Union
Clayton
Taos
Cuba
Los Alamos
Mora
Harding
McKinley
Gallup
Sandoval
Santa Fe
Las Vegas
San Miguel
Rio Rancho
Albuquerque
Grants
Cibola
Tucumcari
Quay
Guadalupe
Belen
Torrance
Curry
Clovis
DeBaca
Portales
Roosevelt
Socorro
Socorro
Catron
Lincoln
Chaves
Roswell
Truth or Consequences
Sierra
Grant
Silver City
Alamogordo
Artesia
Lovington
Hobbs
Eddy
Lordsburg
Deming
Dona Ana
Las Cruces
Otero
Carlsbad
Anthony
Hidalgo